INBIT CORP.

Av. Amazonas N41-125 Y Isla Baltra,

Quito, Ecuador

Tel.  702-899-0259

Email: inbitcorp@yandex.com

April 21, 2016

Mr. Kauten

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Inbit Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed April 5, 2016

       File No. 333-209497

Dear Ms. Kauten,

Inbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 19, 2016 (the "Comment Letter"), with reference to the Company's amendment number 2 to the registration statement on Form S-1 filed with the Commission on April 5, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we consider your limited revenues to date of $4,500 and your $50 in cash as of December 31, 2015 to be nominal. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response: We have disclosed that we are a shell company on our prospectus cover page and added a risk factor that highlights the consequences of shell company status. We have also discussed the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, we have described the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please revise the second line of the third paragraph to read, “…the financial position of Inbit Corp. as of December 31, 2015 and 2014…

Our response: We have filed updated report from our Independent Registered Public Accounting Firm.

Please direct any further comments or questions you may have to the company at inbitcorp@yandex.com

Thank you.

Sincerely,

/S/ Viktor Zeziulia

Viktor Zeziulia, President